[LOGO]
Constellation
Brands

August 17, 2012

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

Attention:  Tia L. Jenkins, Senior Assistant Chief Accountant, Office of Beverages, Apparel, and Mining

Re:         Constellation Brands, Inc.
Form 10-K for Fiscal Year Ended
February 29, 2012
Filed April 30, 2012
Response dated July 26, 2012
File No. 001-08495

Dear Ms. Jenkins:

We have received your response dated August 3, 2012, to our response dated July 26, 2012, in connection with a comment letter dated June 14, 2012, with respect to the above-referenced filing.   In light of previously scheduled vacations and the upcoming Labor Day holiday, we hereby respectfully request that the date by which we must respond to your letter be extended until no later than September 14, 2012, in order to give us sufficient time to prepare our response to the letter.

If you have any questions, please feel free to contact me at (585) 678-7136 or, alternatively, Barbara LaVerdi at (585) 678-7231.

Sincerely,

Constellation Brands, Inc.

/s/ Greg S. Belemjian

Greg S. Belemjian
Vice President, Corporate Reporting and
Assistant Controller

Our vision: To elevate life with every glass raised

Constellation Brands, Inc. ∙ 207 High Point Drive ∙ Building 100 ∙ Victor, NY 14564
Direct: 585-678-7100 ∙ Toll Free: 888-724-2169 ∙ www.cbrands.com